FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
JAN 07 2004
WASHINGTON, D.C. 103 SECTION

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 30, 2003, Series 2003-FF5	**333-108195**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 09 2004
THOMSON FINANCIAL

04000743

[TPW: NYLEGAL:201483.2] 16159-00331 01/06/04 04:21pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 30, 2003

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

First Franklin Mortgage Loan Trust 2003-FF5

Marketing Materials

$1,144,250,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Saxon Mortgage Services, Inc.
Servicer

First Franklin Financial Corporation
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: November 24, 2003***

$1,144,250,000 (Approximate)
First Franklin Mortgage Loan Trust 2003-FF5

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window Call/Mat[4]	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$436,773,000	Not Offered Hereby		AAA/Aaa	January 2034	Hybrid Senior
A-2	$452,227,000	1.60 [5]	1-23 [5]	AAA/Aaa	January 2034	Hybrid Senior
A-3	$100,000,000	2.68/2.86	1-76/1-159	AAA/Aaa	January 2034	Floating Rate Senior
M-1	$51,750,000	4.50/4.86	38-76/38-125	AA/Aa2	January 2034	Floating Rate Subordinate
M-2	$48,875,000	4.48/4.78	37-76/37-113	A/A2	January 2034	Floating Rate Subordinate
M-3	$14,375,000	4.46/4.67	37-76/37-97	A-/A3	January 2034	Floating Rate Subordinate
M-4	$11,500,000	4.46/4.59	37-76/37-89	BBB+/Baa1	January 2034	Floating Rate Subordinate
M-5	$11,500,000	4.43/4.45	37-76/37-81	BBB/Baa2	January 2034	Floating Rate Subordinate
M-6	$11,500,000	4.12/4.12	37-69/37-69	BBB-/Baa3	January 2034	Floating Rate Subordinate
B	$5,750,000	3.36/3.36	37-50/37-50	BB+/NR	January 2034	Fixed Rate Subordinate
Total:	**$1,144,250,000**					

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2 and Class A-3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The Class A-1 and Class A-2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Roll Date (as defined herein). The Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates are priced to call. The margin on the Class A-3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class A-1 (if applicable), Class A-2 (if applicable), Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised. The fixed rate coupon on the Class B Certificates will increase by 0.50% on the first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class A-2 Certificates are priced to the Roll Date.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Saxon Mortgage Services, Inc.
Underwriter:	Greenwich Capital Markets, Inc.
Trustee:	Wells Fargo Bank Minnesota, National Association.
Originator:	First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation.

Offered Certificates:	The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2 and Class A-3 Certificates (together, the "***Group II Certificates***," and collectively, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Class M Certificates***"). The Group II Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***."
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on October 23, 2003 with respect to 30.36% of the Mortgage Loans and the close of business on November 3, 2003 with respect to 69.64% of the Mortgage Loans.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of such Mortgage Loan and (ii) the close of business on December 1, 2003. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date of the Mortgage Loan and (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about the week of [November 24], 2003.
Expected Closing Date:	On or about December 30, 2003.
Expected Settlement Date:	On or about December 30, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Class A-1, Class A-2 and Class B Certificates will include accrued interest from December 1, 2003, up to, but not including, the Closing Date ([29] days). The price to be paid by investors for the Class A-3 Certificates and the Class M Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for the Class A-1, Class A-2 and Class B Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period for each Distribution Date with respect to the Class A-3 Certificates and the Class M Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Initial Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $881,006,646 of which: (i) approximately $507,875,473 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $373,131,173 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Initial Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Initial Mortgage Loans***"). As of the Statistical Calculation Date, approximately 0.26% of the Group I Mortgage Loans and approximately 0.09% of the Group II Mortgage Loans consisted of loans for which the borrower is entitled to a rebate at the end of each 12 month period for the first four years if the borrower (i) is not delinquent or has not defaulted and (ii) has not prepaid the loan in full for such period (the "***Dividend Loans***"). The rebate will be deducted from available funds each month and will not be available to make any payments on the Offered Certificates, regardless of whether the borrower satisfies the above criteria. For fixed-rate Dividend Loans, the rebate will be 0.25%, 0.25%, 0.25% and 0.50% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of two years, the rebate will be 0.25%, 0.25%, 1.00% and 0.25% respectively for the first four 12 month periods. For the Dividend Loans with an initial fixed rate period of three years, the rebate will be 0.25%, 0.25%, 0.25% and 1.00% respectively for the first four 12 month periods. Please see the prospectus supplement for a more detailed description of the Dividend Loans. As of the Statistical Calculation Date, approximately 20.18% of the Group I Mortgage Loans and approximately 55.58% of the Initial Group II Mortgage Loans, at the time of the origination of the first lien mortgage loan to be acquired by the trust, the Originator also originated a second lien mortgage loan which will not be included in the trust. See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Pre-Funding Account: The "***Group II Pre-Funding Account***" will be established on the Closing Date into which approximately $268,993,354 will be deposited, which will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Subsequent Group II Mortgage Loans***." On or prior to [February 26, 2004] (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Group II Mortgage Loans having similar characteristics to the Initial Group II Mortgage Loans (with any unused portion of such deposit amount to be distributed as principal of the Group II Certificates on the Distribution Date after such date).

The Initial Group II Mortgage Loans and the Subsequent Group II Mortgage Loans are referred to herein as the "***Group II Mortgage Loans***." The Group I Mortgage Loans and Group II Mortgage Loans are referred to herein as the "***Mortgage Loans***."

Roll Date: The Class A-1 and Class A-2 Certificates initially have fixed pass-through rates, but the pass-through rate for each such class will adjust to One Month LIBOR plus the related margin on the first Distribution Date after the Distribution Date in [November 2005], the "***Roll Date***."

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate, (ii) the trustee fee rate and (iii) the dividend rebate rate, if applicable.

Pass-Through Rate: The "***Pass-Through Rate***" for the Class A Certificates and Class M Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

The Pass-Through Rate for the Class B Certificates will be the lesser of (i) the related fixed rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" is One Month LIBOR plus the related margin for the Class A-3 Certificates and the Class M Certificates. The Base Rate for the Class A-1 and Class A-2 Certificates is (i) the related fixed rate for the first [23] Distribution Dates and (ii) One Month LIBOR plus the related margin for every Distribution Date thereafter.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class A-3 Certificates and the Class M Certificates).

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis in the case of the Class A-3 Certificates and the Class M Certificates).

Net WAC Rate Carryover Amount:

The "***Net WAC Rate Carryover Amount***" for any class of Certificates and any Distribution Date is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Class A-3 Certificates and Class M Certificates *pro rata* based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of [8.00]% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Class A-3 Certificates Class M Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in [November 2005].

Credit Enhancement:

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A, Class M and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [1.00]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal: (i) prior to the Stepdown Date, [1.00]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) [2.00]% of the current aggregate principal balance of the Mortgage Loans;
(b) [0.50]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, the "***OC Floor***."

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in [January 2007] and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [28.00]%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [44]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect any Distribution Date, if the cumulative Realized Losses on the Mortgage Loans as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
January 2007 to December 2007	[2.25]%
January 2008 to December 2008	[3.25]%
January 2009 to December 2009	[4.25]%
January 2010 and thereafter	[4.75]%

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	[14.00]%	A	[28.00]%
M-1	[9.50]%	M-1	[19.00]%
M-2	[5.25]%	M-2	[10.50]%
M-3	[4.00]%	M-3	[8.00]%
M-4	[3.00]%	M-4	[6.00]%
M-5	[2.00]%	M-5	[4.00]%
M-6	[1.00]%	M-6	[2.00]%
B	[0.50]%	B	(1)

(1) The OC Floor.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-6 Certificates, third to the Class M-5 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-3 Certificates, sixth to the Class M-2 Certificates and seventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds (after deduction for monthly dividend rebates), as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates and ninth, monthly interest to the Class B Certificates.

2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown" and then monthly principal to the Class M-6 Certificates as described under "Principal Paydown."

3) Excess Cashflow as follows: as principal to the Class A and Class M Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.

4) Monthly principal to the Class B Certificates as described under "Principal Paydown."

5) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class B Certificates and then any unpaid applied Realized Loss amount to the Class B Certificates.

6) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificate, then to the Class M-5 Certificates, then to the Class M-6 Certificates and lastly to the Class B Certificates.

7) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal distributed to the Group II Certificates will be distributed *pro rata* based on the aggregate outstanding principal balance of the Class A-2 and the Class A-3 Certificates.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates, generally *pro rata* based on principal collected in the related loan group, then principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates and 7) Class B Certificates.
2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, such that the Class A Certificates will have at least [28.00]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [19.00]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [10.50]% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [8.00]% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [6.00]% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [4.00]% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [2.00]% credit and eighth, to the Class B Certificates such that the Class B Certificates have credit enhancement equal to at least the OC Floor (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-2 to Roll Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.69	1.64	1.60	1.54	1.49
MDUR (yr)	1.63	1.59	1.54	1.49	1.44
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	11/25/05	11/25/05	11/25/05	11/25/05	11/25/05

Class A-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.64	3.09	2.68	2.28	1.96
MDUR (yr)	3.47	2.97	2.59	2.21	1.91
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class A-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.90	3.30	2.86	2.42	2.08
MDUR (yr)	3.69	3.15	2.74	2.34	2.02
First Prin Pay	01/25/04	01/25/04	01/25/04	01/25/04	01/25/04
Last Prin Pay	08/25/22	08/25/19	03/25/17	02/25/15	04/25/13

Weighted Average Life Tables

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.50	4.02	3.83
MDUR (yr)	5.71	4.83	4.27	3.83	3.66
First Prin Pay	04/25/07	01/25/07	02/25/07	04/25/07	05/25/07
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.65	5.57	4.86	4.33	4.08
MDUR (yr)	6.15	5.20	4.58	4.11	3.89
First Prin Pay	04/25/07	01/25/07	02/25/07	04/25/07	05/25/07
Last Prin Pay	09/25/18	03/25/16	05/25/14	08/25/12	04/25/11

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.48	3.94	3.66
MDUR (yr)	5.51	4.69	4.13	3.68	3.43
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	03/25/07
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.56	5.49	4.78	4.20	3.87
MDUR (yr)	5.84	4.97	4.38	3.89	3.61
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	03/25/07
Last Prin Pay	05/25/17	02/25/15	05/25/13	10/25/11	07/25/10

Weighted Average Life Tables

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.46	3.92	3.59
MDUR (yr)	5.44	4.63	4.08	3.62	3.34
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.43	5.38	4.67	4.10	3.73
MDUR (yr)	5.67	4.83	4.25	3.77	3.46
First Prin Pay	04/25/07	01/25/07	01/25/07	02/25/07	02/25/07
Last Prin Pay	05/25/15	06/25/13	01/25/12	08/25/10	08/25/09

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.12	5.13	4.46	3.90	3.57
MDUR (yr)	5.24	4.49	3.97	3.52	3.25
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.32	5.28	4.59	4.01	3.66
MDUR (yr)	5.37	4.60	4.06	3.61	3.32
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	02/25/07
Last Prin Pay	06/25/14	09/25/12	05/25/11	02/25/10	03/25/09

Weighted Average Life Tables

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.08	5.10	4.43	3.87	3.53
MDUR (yr)	5.03	4.33	3.84	3.41	3.14
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	11/25/12	05/25/11	04/25/10	03/25/09	06/25/08

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.11	5.12	4.45	3.89	3.54
MDUR (yr)	5.05	4.34	3.85	3.42	3.15
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	07/25/13	11/25/11	09/25/10	08/25/09	09/25/08

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.62	4.72	4.12	3.61	3.30
MDUR (yr)	4.73	4.06	3.60	3.21	2.96
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	02/25/12	09/25/10	09/25/09	10/25/08	02/25/08

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.62	4.72	4.12	3.61	3.30
MDUR (yr)	4.73	4.06	3.60	3.21	2.96
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	02/25/12	09/25/10	09/25/09	10/25/08	02/25/08

Weighted Average Life Tables

Class B to Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.42	3.74	3.36	3.13	3.07
MDUR (yr)	3.77	3.26	2.96	2.77	2.73
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	09/25/09	10/25/08	02/25/08	06/25/07	01/25/07

Class B to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.42	3.74	3.36	3.13	3.07
MDUR (yr)	3.77	3.26	2.96	2.77	2.73
First Prin Pay	04/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Last Prin Pay	09/25/09	10/25/08	02/25/08	06/25/07	01/25/07

Yield Maintenance Agreement Schedule and Strike Rates For Class A-3 Certificates and Class M Certificates

Period	Notional Schedule	Cap Strike	Cap Ceiling
1	$274,978,000	7.22591%	8.00000%
2	$274,057,961	6.06024%	8.00000%
3	$272,918,804	6.47796%	8.00000%
4	$271,561,274	6.05979%	8.00000%
5	$269,986,975	6.26198%	8.00000%
6	$268,198,286	6.06345%	8.00000%
7	$266,198,646	6.26526%	8.00000%
8	$263,991,716	6.06283%	8.00000%
9	$261,582,219	6.06248%	8.00000%
10	$258,975,649	6.26418%	8.00000%
11	$256,178,252	6.06216%	8.00000%
12	$253,201,188	6.26803%	8.00000%
13	$250,061,766	6.06550%	8.00000%
14	$246,767,434	6.06524%	8.00000%
15	$243,326,481	6.71490%	8.00000%
16	$239,747,773	6.06498%	8.00000%
17	$236,040,719	6.26760%	8.00000%
18	$232,215,227	6.06941%	8.00000%
19	$228,281,823	6.27190%	8.00000%
20	$224,251,106	6.06984%	8.00000%
21	$220,134,199	6.07020%	8.00000%
22	$215,942,530	6.27302%	8.00000%
23	$211,688,927	6.07166%	8.00000%
24	$0	0.00000%	0.00000%

Net WAC Cap Rate and Effective Net WAC Cap Rate Schedule for the Class A-3 Certificates and Class M Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)		Period	NWC (1) (%)	NWC (2,3) (%)
1	7.23	8.00		35	8.79	8.79		69	10.93	10.93
2	6.06	8.00		36	9.86	9.86		70	11.29	11.29
3	6.48	8.00		37	9.54	9.54		71	10.92	10.92
4	6.06	8.00		38	9.54	9.54		72	11.47	11.47
5	6.26	8.00		39	10.56	10.56		73	11.09	11.09
6	6.06	8.00		40	9.53	9.53		74	11.09	11.09
7	6.27	8.00		41	9.85	9.85		75	12.27	12.27
8	6.06	8.00		42	10.22	10.22		76	11.08	11.08
9	6.06	8.00		43	10.56	10.56				
10	6.26	8.00		44	10.22	10.22				
11	6.06	8.00		45	10.21	10.21				
12	6.27	8.00		46	10.55	10.55				
13	6.07	8.00		47	10.21	10.21				
14	6.07	8.00		48	10.57	10.57				
15	6.71	8.00		49	10.22	10.22				
16	6.06	8.00		50	10.22	10.22				
17	6.27	8.00		51	10.92	10.92				
18	6.07	8.00		52	10.21	10.21				
19	6.27	8.00		53	10.55	10.55				
20	6.07	8.00		54	10.23	10.23				
21	6.07	8.00		55	10.57	10.57				
22	6.27	8.00		56	10.22	10.22				
23	6.07	8.00		57	10.22	10.22				
24	8.39	8.39		58	10.56	10.56				
25	8.12	8.12		59	10.22	10.22				
26	8.12	8.12		60	11.14	11.14				
27	8.99	8.99		61	10.78	10.78				
28	8.12	8.12		62	10.77	10.77				
29	8.39	8.39		63	11.92	11.92				
30	8.80	8.80		64	10.77	10.77				
31	9.09	9.09		65	11.12	11.12				
32	8.80	8.80		66	10.94	10.94				
33	8.79	8.79		67	11.30	11.30				
34	9.09	9.09		68	10.93	10.93				

(1) Assumes 1mLIBOR stays at 1.12% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWAR D LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWAR D LIBOR (%)
1	1.12000	1.22000	3.86867	3.86867	46	4.67300	4.84200	4.23230	2.78751
2	1.21800	1.25300	3.75819	3.72653	47	4.72100	4.88800	4.20409	2.67452
3	1.17000	1.29500	3.80161	3.78647	48	4.77200	4.93100	4.24278	2.89309
4	1.21500	1.36400	3.75652	3.72569	49	4.82100	4.97000	4.21481	2.77763
5	1.24400	1.44400	3.77782	3.73887	50	4.86600	5.00400	4.22019	2.73779
6	1.28900	1.53800	3.75440	3.69973	51	4.90700	5.03400	4.29155	2.84917
7	1.36100	1.64600	3.77558	3.69965	52	4.94300	5.05800	4.23014	2.67298
8	1.47000	1.76500	3.75155	3.63686	53	4.97400	5.07600	4.26801	2.72274
9	1.58400	1.89200	3.74988	3.59694	54	5.00100	5.08900	4.24029	2.73639
10	1.68800	2.02400	3.77107	3.58884	55	5.02200	5.09600	4.27819	2.79647
11	1.80600	2.16000	3.74601	3.51746	56	5.03800	5.10200	4.25106	2.71207
12	1.93600	2.30100	3.76727	3.50336	57	5.04800	5.11400	4.25670	2.70835
13	2.07000	2.44400	3.74149	3.42171	58	5.05200	5.13100	4.29466	2.79045
14	2.22200	2.58500	3.73909	3.36875	59	5.05000	5.15500	4.26850	2.72535
15	2.37000	2.72200	3.80946	3.42280	60	5.04200	5.18600	4.30663	3.41434
16	2.50100	2.85500	3.73395	3.26778	61	5.05900	5.22500	4.28159	3.32453
17	2.64300	2.98200	3.75615	3.25175	62	5.10500	5.26800	4.28857	3.28797
18	2.78200	3.10100	3.72827	3.16446	63	5.14900	5.30900	4.38961	3.50186
19	2.90500	3.19900	3.75094	3.15523	64	5.19200	5.34800	4.30321	3.22101
20	3.03900	3.27900	3.72193	3.06047	65	5.23300	5.38500	4.34175	3.26802
21	3.15900	3.35600	3.71847	3.01033	66	5.27200	5.42000	4.31878	3.36733
22	3.25100	3.43000	3.74198	3.01072	67	5.30900	5.45300	4.35738	3.42168
23	3.34900	3.50700	3.71085	2.92218	68	5.34500	5.48400	4.33535	3.31600
24	3.36100	3.58200	4.23966	3.26765	69	5.37900	5.51300	4.34403	3.29330
25	3.38200	3.67100	4.20180	3.18547	70	5.41000	5.54000	4.38272	3.35371
26	3.49300	3.77100	4.19197	3.06902	71	5.43900	5.56400	4.36222	3.25746
27	3.59900	3.86400	4.27283	3.13187	72	5.46700	5.58500	4.40099	3.46741
28	3.70100	3.95100	4.17117	2.84959	73	5.49100	5.60400	4.38160	3.37451
29	3.79700	4.03100	4.19198	2.80550	74	5.51400	5.62100	4.39175	3.36450
30	3.88700	4.10300	4.14880	3.00463	75	5.53400	5.63500	4.48741	3.60870
31	3.97000	4.16600	4.17031	2.97606	76	5.55100	5.64500	4.41305	3.35478
32	4.04600	4.22100	4.12471	2.83024					
33	4.11300	4.27000	4.11199	2.75479					
34	4.17100	4.31400	4.13466	2.75573					
35	4.22000	4.35600	4.08508	2.63069					
36	4.25700	4.39600	4.10993	2.91119					
37	4.29400	4.43700	4.05750	2.79082					
38	4.33500	4.47900	4.14121	2.81509					
39	4.37600	4.52100	4.26892	3.02196					
40	4.41600	4.56400	4.17255	2.76924					
41	4.45700	4.60800	4.20985	2.80055					
42	4.49800	4.65200	4.18087	2.87368					
43	4.54000	4.69900	4.21842	2.90483					
44	4.58300	4.74700	4.18971	2.79752					
45	4.62700	4.79500	4.19433	2.75819					

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

			STATIC LIBOR		FORWARD LIBOR	
CLASS	MOODY'S	S&P	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	Aa2	AA	24.126	15.21%	21.367	14.04%
M-2	A2	A	16.209	11.53%	13.555	10.08%
M-3	A3	A-	14.104	10.38%	11.505	8.86%
M-4	Baa1	BBB+	12.381	9.38%	9.934	7.86%
M-5	Baa2	BBB	10.774	8.39%	8.378	6.81%
M-6	Baa3	BBB-	9.118	7.31%	6.689	5.61%
B	NR	BB+	7.318	6.06%	5.940	5.05%

Assumptions

30% Loss Severity
12 Month Delay
Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR that creates the first dollar of principal loss on the related bond

Total Mortgage Loans
As of the Statistical Calculation Date

NUMBER OF LOANS:	4,073					
TOTAL OUTSTANDING PRINCIPAL BALANCE:	$881,006,646					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$216,315.87		$25,000.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$216,304.11		$25,000.00		$1,000,000.00	
WAVG CURRENT LOAN RATE:	6.773	%	4.625	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.748	%	0.750	%	8.250	%
WAVG MAXIMUM LOAN RATE:	12.704	%	7.750	%	15.990	%
WAVG MINIMUM LOAN RATE:	6.707	%	4.625	%	9.990	%
WAVG INITIAL PERIODIC RATE CAP:	2.991	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	32	months	5	months	61	months
WAVG ORIGINAL TERM:	359	months	180	months	360	months
WAVG REMAINING TERM:	359	months	177	months	360	months
WAVG ORIGINAL LTV:	81.03	%	16.39	%	95.00	%
WAVG CREDIT SCORE:	648		540		810	
FIRST PAY DATE:			Mar 01, 2003		Jan 01, 2004	
MATURITY DATE:			Aug 01, 2018		Dec 01, 2033	

TOP PROPERTY STATE CONC ($):	51.01 % California, 5.96 % Florida, 4.13 % Texas
MAXIMUM ZIP CODE CONC ($):	0.54 % 92592

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	169	7,056,751.96	0.80
50,001 - 100,000	810	62,109,504.32	7.05
100,001 - 150,000	802	100,094,793.93	11.36
150,001 - 200,000	659	114,662,382.22	13.01
200,001 - 250,000	438	98,423,879.66	11.17
250,001 - 300,000	332	91,422,281.26	10.38
300,001 - 350,000	201	65,425,403.94	7.43
350,001 - 400,000	162	60,838,691.52	6.91
400,001 - 450,000	86	36,782,770.00	4.18
450,001 - 500,000	87	41,896,723.08	4.76
500,001 - 550,000	104	54,582,047.12	6.20
550,001 - 600,000	95	54,545,171.44	6.19
600,001 - 650,000	40	25,057,997.02	2.84
650,001 - 700,000	30	20,542,658.74	2.33
700,001 - 750,000	19	13,848,250.00	1.57
750,001 - 800,000	11	8,519,050.00	0.97
800,001 - 850,000	9	7,378,000.00	0.84
850,001 - 900,000	8	7,044,000.00	0.80
900,001 - 950,000	2	1,868,289.72	0.21
950,001 - 1,000,000	9	8,908,000.00	1.01
Total	4,073	881,006,645.93	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	66	5,575,364.60	0.63
360	4,007	875,431,281.33	99.37
Total	4,073	881,006,645.93	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
177 - 178	1	52,469.44	0.01
179 - 180	65	5,522,895.16	0.63
351 - 352	2	373,427.58	0.04
353 - 354	1	175,900.00	0.02
355 - 356	6	2,680,488.31	0.30
357 - 358	70	13,614,083.96	1.55
359 - 360	3,928	858,587,381.48	97.46
Total	4,073	881,006,645.93	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	2,906	593,306,078.70	67.34
PUD	680	176,893,549.98	20.08
Condominium	319	62,923,679.58	7.14
Two-Four Family	167	47,663,027.52	5.41
Manufactured Housing	1	220,310.15	0.03
Total	4,073	881,006,645.93	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	3,795	836,728,845.37	94.97
Non-owner	226	35,626,356.25	4.04
Second Home	52	8,651,444.31	0.98
Total	4,073	881,006,645.93	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	2,052	502,369,468.19	57.02
Cash Out Refinance	1,482	275,632,056.85	31.29
Rate/Term Refinance	539	103,005,120.89	11.69
Total	4,073	881,006,645.93	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
16.39 - 20.00	4	164,974.02	0.02
20.01 - 25.00	6	314,569.80	0.04
25.01 - 30.00	6	374,606.54	0.04
30.01 - 35.00	14	2,219,532.34	0.25
35.01 - 40.00	10	1,127,900.00	0.13
40.01 - 45.00	17	2,216,502.16	0.25
45.01 - 50.00	32	3,290,773.13	0.37
50.01 - 55.00	46	7,845,764.27	0.89
55.01 - 60.00	65	14,633,664.23	1.66
60.01 - 65.00	127	23,255,020.50	2.64
65.01 - 70.00	168	38,565,454.91	4.38
70.01 - 75.00	254	59,753,571.17	6.78
75.01 - 80.00	1,581	400,368,657.29	45.44
80.01 - 85.00	573	101,477,233.07	11.52
85.01 - 90.00	686	134,842,831.18	15.31
90.01 - 95.00	484	90,555,591.32	10.28
Total	4,073	881,006,645.93	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	30	3,807,900.00	0.43
Arizona	73	13,101,519.71	1.49
Arkansas	7	446,563.51	0.05
California	1,381	449,426,684.30	51.01
Colorado	120	26,889,862.01	3.05
Connecticut	26	5,110,950.00	0.58
Delaware	5	621,730.48	0.07
Florida	348	52,503,478.21	5.96
Georgia	124	21,597,738.37	2.45
Idaho	6	623,909.02	0.07
Illinois	163	26,521,055.96	3.01
Indiana	50	3,982,107.21	0.45
Iowa	12	1,005,070.83	0.11
Kansas	24	2,886,504.58	0.33
Kentucky	38	4,865,519.12	0.55
Louisiana	4	779,900.00	0.09
Maine	7	792,650.00	0.09
Maryland	53	13,768,885.34	1.56
Massachusetts	55	10,628,314.76	1.21
Michigan	161	21,108,716.44	2.40
Minnesota	73	12,238,987.07	1.39
Missouri	90	8,967,680.08	1.02
Nebraska	7	924,800.00	0.10
Nevada	79	13,696,018.57	1.55
New Hampshire	14	2,377,751.49	0.27
New Jersey	54	11,524,514.80	1.31
New Mexico	13	2,412,441.93	0.27
New York	132	34,291,182.85	3.89
North Carolina	43	6,129,988.46	0.70
North Dakota	2	81,100.00	0.01
Ohio	173	19,393,648.03	2.20
Oklahoma	6	450,200.00	0.05
Oregon	94	18,644,564.61	2.12
Pennsylvania	55	5,795,324.45	0.66
Rhode Island	12	2,527,150.00	0.29
South Carolina	12	1,124,932.72	0.13
South Dakota	3	275,450.00	0.03
Tennessee	70	7,377,796.12	0.84
Texas	243	36,382,798.01	4.13

(continued on the following page)

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Utah	49	7,710,500.46	0.88
Vermont	2	196,550.00	0.02
Virginia	34	7,370,450.00	0.84
Washington	85	15,846,611.59	1.80
West Virginia	3	264,500.00	0.03
Wisconsin	36	4,337,394.84	0.49
Wyoming	2	195,250.00	0.02
Total	4,073	881,006,645.93	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	3,498	773,874,623.83	87.84
No Income Verification	248	50,392,193.33	5.72
No Documentation	240	33,374,344.86	3.79
Limited Income Verification	87	23,365,483.91	2.65
Total	4,073	881,006,645.93	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
540 - 550	324	40,424,802.86	4.59
551 - 575	985	138,468,516.19	15.72
576 - 600	275	47,712,039.39	5.42
601 - 625	337	76,896,212.08	8.73
626 - 650	530	133,052,585.03	15.10
651 - 675	540	141,360,168.10	16.05
676 - 700	391	106,523,950.85	12.09
701 - 725	318	89,210,899.89	10.13
726 - 750	194	59,409,127.80	6.74
751 - 775	123	34,747,439.80	3.94
776 - 800	52	12,709,479.92	1.44
801 - 810	4	491,424.02	0.06
Total	4,073	881,006,645.93	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	20	6,583,750.00	0.75
5.001 - 6.000	637	216,499,100.27	24.57
6.001 - 7.000	1,423	358,087,789.10	40.65
7.001 - 8.000	1,327	218,954,613.32	24.85
8.001 - 9.000	579	72,654,869.95	8.25
9.001 - 10.000	81	7,559,489.47	0.86
10.001 - 10.750	6	667,033.82	0.08
Total	4,073	881,006,645.93	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0.750 - 1.000	1	60,032.72	0.01
2.001 - 3.000	10	3,753,800.00	0.45
3.001 - 4.000	756	258,858,705.11	31.25
4.001 - 5.000	1,026	250,194,064.55	30.20
5.001 - 6.000	1,206	222,397,071.36	26.85
6.001 - 7.000	619	83,520,478.22	10.08
7.001 - 8.000	77	9,550,730.53	1.15
8.001 - 8.250	1	47,700.00	0.01
Total	3,696	828,382,582.49	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
7.750 - 8.000	1	395,100.00	0.05
10.001 - 11.000	20	6,583,750.00	0.79
11.001 - 12.000	633	215,494,818.20	26.01
12.001 - 13.000	1,380	347,261,792.36	41.92
13.001 - 14.000	1,179	195,774,710.39	23.63
14.001 - 15.000	444	58,084,330.05	7.01
15.001 - 15.990	39	4,788,081.49	0.58
Total	3,696	828,382,582.49	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	20	6,583,750.00	0.79
5.001 - 6.000	633	215,494,818.20	26.01
6.001 - 7.000	1,381	347,656,892.36	41.97
7.001 - 8.000	1,179	195,774,710.39	23.63
8.001 - 9.000	444	58,084,330.05	7.01
9.001 - 9.990	39	4,788,081.49	0.58
Total	3,696	828,382,582.49	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
03/01/04	1	181,854.46	0.02
04/01/04	4	1,021,650.00	0.12
05/01/04	5	2,627,200.00	0.32
10/01/04	1	159,300.00	0.02
02/01/05	2	373,427.58	0.05
05/01/05	1	175,900.00	0.02
07/01/05	6	2,333,639.67	0.28
08/01/05	11	2,314,366.14	0.28
09/01/05	101	20,549,432.23	2.48
10/01/05	961	215,062,863.94	25.96
10/10/05	1	206,242.94	0.02
11/01/05	1,800	381,283,779.10	46.03
12/01/05	1	58,400.00	0.01
09/01/06	3	322,767.74	0.04
10/01/06	37	6,503,016.62	0.79
11/01/06	66	15,916,400.00	1.92
07/01/08	1	956,250.00	0.12
09/01/08	21	6,134,769.61	0.74
10/01/08	282	73,229,010.46	8.84
11/01/08	390	98,882,712.00	11.94
12/01/08	1	89,600.00	0.01
Total	3,696	828,382,582.49	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	10	3,830,704.46	0.46
2.000	1	159,300.00	0.02
3.000	3,685	824,392,578.03	99.52
Total	3,696	828,382,582.49	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5YR IO 2/28 6 Mo LIBOR ARM	1,197	340,391,184.77	38.64
2/28 6 Mo LIBOR ARM	1,687	281,966,866.83	32.01
5YR IO 5/25 6 Mo LIBOR ARM	596	152,588,809.28	17.32
Fixed Rate	377	52,624,063.44	5.97
5/25 6 Mo LIBOR ARM	99	26,703,532.79	3.03
5YR IO 3/27 6 Mo LIBOR ARM	52	13,891,649.00	1.58
3/27 6 Mo LIBOR ARM	54	8,850,535.36	1.00
6 Mo LIBOR ARM	10	3,830,704.46	0.43
1/29 6 Mo LIBOR ARM	1	159,300.00	0.02
Total	4,073	881,006,645.93	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	551	107,662,267.92	12.22
12	188	53,045,846.29	6.02
24	2,185	476,959,942.26	54.14
36	1,144	242,057,439.46	27.48
48	2	634,500.00	0.07
60	3	646,650.00	0.07
Total	4,073	881,006,645.93	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	551	107,662,267.92	12.22
Prepayment Penalty	3,522	773,344,378.01	87.78
Total	4,073	881,006,645.93	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Non-Dividend Loans	4,059	879,318,885.57	99.81
Dividend Loans	14	1,687,760.36	0.19
Total	4,073	881,006,645.93	100.00

First Franklin 2nd Behind	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No First Franklin 2nd Lien	3,170	571,159,410.94	64.83
First Franklin has 2nd Lien	903	309,847,234.99	35.17
Total	4,073	881,006,645.93	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Current	3,992	863,386,513.01	98.00
30-59 Days Delinquent	81	17,620,132.92	2.00
Total	4,073	881,006,645.93	100.00

Group I Mortgage Loans
As of the Statistical Calculation Date

NUMBER OF LOANS:	3,316					
TOTAL OUTSTANDING PRINCIPAL BAL:	$507,875,473					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$153,169.83		$25,000.00		$560,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$153,159.07		$25,000.00		$560,000.00	
WAVG CURRENT LOAN RATE:	7.092	%	4.625	%	10.750	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	5.113	%	0.750	%	8.250	%
WAVG MAXIMUM LOAN RATE:	13.021	%	10.625	%	15.990	%
WAVG MINIMUM LOAN RATE:	7.021	%	4.625	%	9.990	%
WAVG INITIAL PERIODIC RATE CAP:	2.997	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	32	months	5	months	61	months
WAVG ORIGINAL TERM:	358	months	180	months	360	months
WAVG REMAINING TERM:	358	months	177	months	360	months
WAVG ORIGINAL LTV:	81.88	%	16.39	%	95.00	%
WAVG CREDIT SCORE:	630		540		810	
FIRST PAY DATE:			Mar 01, 2003		Jan 01, 2004	
MATURITY DATE:			Aug 01, 2018		Dec 01, 2033	

TOP PROPERTY STATE CONC ($):	35.91 % California, 8.09 % Florida, 5.13 % Texas
MAXIMUM ZIP CODE CONC ($):	0.57 % 92592

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
25,000 - 50,000	169	7,056,751.96	1.39
50,001 - 100,000	810	62,109,504.32	12.23
100,001 - 150,000	802	100,094,793.93	19.71
150,001 - 200,000	659	114,662,382.22	22.58
200,001 - 250,000	438	98,423,879.66	19.38
250,001 - 300,000	332	91,422,281.26	18.00
300,001 - 350,000	99	31,036,879.17	6.11
350,001 - 400,000	4	1,496,000.00	0.29
450,001 - 500,000	1	489,000.00	0.10
500,001 - 550,000	1	524,000.00	0.10
550,001 - 560,000	1	560,000.00	0.11
Total	3,316	507,875,472.52	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	65	5,003,864.60	0.99
360	3,251	502,871,607.92	99.01
Total	3,316	507,875,472.52	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
177 - 178	1	52,469.44	0.01
179 - 180	64	4,951,395.16	0.97
351 - 352	2	373,427.58	0.07
353 - 354	1	175,900.00	0.03
355 - 356	3	387,238.31	0.08
357 - 358	60	8,470,894.99	1.67
359 - 360	3,185	493,464,147.04	97.16
Total	3,316	507,875,472.52	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	2,411	351,832,713.45	69.28
PUD	499	85,583,761.73	16.85
Condominium	284	47,300,555.89	9.31
Two-Four Family	121	22,938,131.30	4.52
Manufactured Housing	1	220,310.15	0.04
Total	3,316	507,875,472.52	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	3,057	471,975,171.96	92.93
Non-owner	212	29,349,356.25	5.78
Second Home	47	6,550,944.31	1.29
Total	3,316	507,875,472.52	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	1,543	246,598,459.13	48.55
Cash Out Refinance	1,293	188,499,672.68	37.12
Rate/Term Refinance	480	72,777,340.71	14.33
Total	3,316	507,875,472.52	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
16.39 - 20.00	4	164,974.02	0.03
20.01 - 25.00	6	314,569.80	0.06
25.01 - 30.00	6	374,606.54	0.07
30.01 - 35.00	12	1,294,532.34	0.25
35.01 - 40.00	10	1,127,900.00	0.22
40.01 - 45.00	16	1,641,502.16	0.32
45.01 - 50.00	32	3,290,773.13	0.65
50.01 - 55.00	41	4,853,764.27	0.96
55.01 - 60.00	53	7,748,761.88	1.53
60.01 - 65.00	116	15,349,497.12	3.02
65.01 - 70.00	135	18,172,727.75	3.58
70.01 - 75.00	200	27,813,671.17	5.48
75.01 - 80.00	1,158	186,169,565.79	36.66
80.01 - 85.00	515	77,259,159.99	15.21
85.01 - 90.00	587	95,177,784.46	18.74
90.01 - 95.00	425	67,121,682.10	13.22
Total	3,316	507,875,472.52	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Alabama	30	3,807,900.00	0.75
Arizona	67	9,890,669.71	1.95
Arkansas	7	446,563.51	0.09
California	829	182,353,203.18	35.91
Colorado	105	18,744,262.01	3.69
Connecticut	22	3,084,550.00	0.61
Delaware	5	621,730.48	0.12
Florida	327	41,109,482.46	8.09
Georgia	110	14,520,848.37	2.86
Idaho	6	623,909.02	0.12
Illinois	154	21,854,055.96	4.30
Indiana	50	3,982,107.21	0.78
Iowa	12	1,005,070.83	0.20
Kansas	23	2,111,004.58	0.42
Kentucky	36	3,625,519.12	0.71
Louisiana	3	150,700.00	0.03
Maine	7	792,650.00	0.16
Maryland	38	7,323,091.87	1.44
Massachusetts	52	8,992,814.76	1.77
Michigan	154	17,721,386.26	3.49
Minnesota	72	11,839,487.07	2.33
Missouri	87	7,931,330.08	1.56
Nebraska	7	924,800.00	0.18
Nevada	76	12,220,268.57	2.41
New Hampshire	14	2,377,751.49	0.47
New Jersey	47	8,297,114.80	1.63
New Mexico	12	1,812,441.93	0.36
New York	95	15,210,935.63	3.00
North Carolina	40	4,694,988.46	0.92
North Dakota	2	81,100.00	0.02
Ohio	171	18,013,748.03	3.55
Oklahoma	6	450,200.00	0.09
Oregon	84	12,628,064.61	2.49
Pennsylvania	54	5,100,790.79	1.00
Rhode Island	11	1,777,150.00	0.35
South Carolina	12	1,124,932.72	0.22
South Dakota	3	275,450.00	0.05
Tennessee	67	5,857,212.53	1.15
Texas	223	26,077,629.59	5.13

(continued on the following page)

Property State (cont.)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Utah	46	6,425,500.46	1.27
Vermont	2	196,550.00	0.04
Virginia	29	4,612,000.00	0.91
Washington	79	12,961,761.59	2.55
West Virginia	3	264,500.00	0.05
Wisconsin	35	3,762,994.84	0.74
Wyoming	2	195,250.00	0.04
Total	3,316	507,875,472.52	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	2,826	438,548,109.94	86.35
No Income Verification	205	30,931,741.89	6.09
No Documentation	225	27,326,158.06	5.38
Limited Income Verification	60	11,069,462.63	2.18
Total	3,316	507,875,472.52	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
540 - 550	318	38,292,002.86	7.54
551 - 575	947	124,305,066.19	24.48
576 - 600	255	39,624,037.31	7.80
601 - 625	270	45,467,558.44	8.95
626 - 650	375	61,597,117.06	12.13
651 - 675	399	69,737,060.18	13.73
676 - 700	279	47,782,880.85	9.41
701 - 725	221	37,214,306.81	7.33
726 - 750	129	23,256,678.89	4.58
751 - 775	81	13,530,779.99	2.66
776 - 800	38	6,576,559.92	1.29
801 - 810	4	491,424.02	0.10
Total	3,316	507,875,472.52	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	11	1,781,050.00	0.35
5.001 - 6.000	361	72,950,792.21	14.36
6.001 - 7.000	1,065	183,300,001.65	36.09
7.001 - 8.000	1,227	174,816,528.82	34.42
8.001 - 9.000	566	67,129,076.55	13.22
9.001 - 10.000	80	7,230,989.47	1.42
10.001 - 10.750	6	667,033.82	0.13
Total	3,316	507,875,472.52	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0.750 - 1.000	1	60,032.72	0.01
2.001 - 3.000	6	1,151,050.00	0.24
3.001 - 4.000	433	85,282,029.82	18.02
4.001 - 5.000	779	132,889,378.78	28.08
5.001 - 6.000	1,072	166,802,611.15	35.25
6.001 - 7.000	603	77,452,978.22	16.37
7.001 - 8.000	77	9,550,730.53	2.02
8.001 - 8.250	1	47,700.00	0.01
Total	2,972	473,236,511.22	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
10.625 - 11.000	11	1,781,050.00	0.38
11.001 - 12.000	358	72,521,510.14	15.32
12.001 - 13.000	1,036	179,997,629.99	38.04
13.001 - 14.000	1,094	159,854,159.55	33.78
14.001 - 15.000	435	54,622,580.05	11.54
15.001 - 15.990	38	4,459,581.49	0.94
Total	2,972	473,236,511.22	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	11	1,781,050.00	0.38
5.001 - 6.000	358	72,521,510.14	15.32
6.001 - 7.000	1,036	179,997,629.99	38.04
7.001 - 8.000	1,094	159,854,159.55	33.78
8.001 - 9.000	435	54,622,580.05	11.54
9.001 - 9.990	38	4,459,581.49	0.94
Total	2,972	473,236,511.22	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
03/01/04	1	181,854.46	0.04
04/01/04	3	469,650.00	0.10
05/01/04	1	93,500.00	0.02
10/01/04	1	159,300.00	0.03
02/01/05	2	373,427.58	0.08
05/01/05	1	175,900.00	0.04
07/01/05	3	433,637.32	0.09
08/01/05	9	1,317,299.51	0.28
09/01/05	84	12,123,602.52	2.56
10/01/05	768	118,158,240.97	24.97
10/10/05	1	206,242.94	0.04
11/01/05	1,481	222,554,715.99	47.03
12/01/05	1	58,400.00	0.01
09/01/06	3	322,767.74	0.07
10/01/06	33	4,947,967.62	1.05
11/01/06	52	8,546,200.00	1.81
09/01/08	14	2,795,037.11	0.59
10/01/08	211	41,569,975.46	8.78
11/01/08	302	58,659,192.00	12.40
12/01/08	1	89,600.00	0.02
Total	2,972	473,236,511.22	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	5	745,004.46	0.16
2.000	1	159,300.00	0.03
3.000	2,966	472,332,206.76	99.81
Total	2,972	473,236,511.22	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2/28 6 Mo LIBOR ARM	1,529	202,934,035.13	39.96
5YR IO 2/28 6 Mo LIBOR ARM	821	152,467,431.70	30.02
5YR IO 5/25 6 Mo LIBOR ARM	458	91,919,224.28	18.10
Fixed Rate	344	34,638,961.30	6.82
5/25 6 Mo LIBOR ARM	70	11,194,580.29	2.20
5YR IO 3/27 6 Mo LIBOR ARM	38	7,180,200.00	1.41
3/27 6 Mo LIBOR ARM	50	6,636,735.36	1.31
6 Mo LIBOR ARM	5	745,004.46	0.15
1/29 6 Mo LIBOR ARM	1	159,300.00	0.03
Total	3,316	507,875,472.52	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	463	61,707,992.32	12.15
12	126	20,896,590.22	4.11
24	1,779	274,409,741.67	54.03
36	944	149,963,998.31	29.53
48	1	250,500.00	0.05
60	3	646,650.00	0.13
Total	3,316	507,875,472.52	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	463	61,707,992.32	12.15
Prepayment Penalty	2,853	446,167,480.20	87.85
Total	3,316	507,875,472.52	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Non-Dividend Loans	3,303	506,537,712.16	99.74
Dividend Loans	13	1,337,760.36	0.26
Total	3,316	507,875,472.52	100.00

First Franklin 2nd Behind	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No First Franklin 2nd Lien	2,800	405,404,903.78	79.82
First Franklin has 2nd Lien	516	102,470,568.74	20.18
Total	3,316	507,875,472.52	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Current	3,250	497,717,963.07	98.00
30-59 Days Delinquent	66	10,157,509.45	2.00
Total	3,316	507,875,472.52	100.00

Group II Mortgage Loans
As of the Statistical Calculation Date

NUMBER OF LOANS:	757					
TOTAL OUTSTANDING PRINCIPAL BAL:	$373,131,173					
			Minimum		**Maximum**	
AVG ORIGINAL LOAN AMOUNT:	$492,923.90		$322,999.00		$1,000,000.00	
AVG OUTSTANDING PRINCIPAL BALANCE:	$492,907.76		$322,999.00		$1,000,000.00	
WAVG CURRENT LOAN RATE:	6.338	%	4.625	%	9.500	%
ARM CHARACTERISTICS:						
WAVG GROSS MARGIN:	4.261	%	2.875	%	6.875	%
WAVG MAXIMUM LOAN RATE:	12.282	%	7.750	%	15.500	%
WAVG MINIMUM LOAN RATE:	6.288	%	4.625	%	9.500	%
WAVG INITIAL PERIODIC RATE CAP:	2.983	%	1.000	%	3.000	%
WAVG PERIODIC RATE CAP:	1.000	%	1.000	%	1.000	%
WAVG MONTHS TO ROLL:	32	months	5	months	60	months
WAVG ORIGINAL TERM:	360	months	180	months	360	months
WAVG REMAINING TERM:	360	months	180	months	360	months
WAVG ORIGINAL LTV:	79.87	%	31.88	%	95.00	%
WAVG CREDIT SCORE:	674		542		799	
FIRST PAY DATE:			Aug 01, 2003		Dec 01, 2003	
MATURITY DATE:			Nov 01, 2018		Nov 01, 2033	

TOP PROPERTY STATE CONC ($): 71.58 % California, 5.11 % New York, 3.05 % Florida

MAXIMUM ZIP CODE CONC ($): 1.15 % 90068

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
322,999 - 350,000	102	34,388,524.77	9.22
350,001 - 400,000	158	59,342,691.52	15.90
400,001 - 450,000	86	36,782,770.00	9.86
450,001 - 500,000	86	41,407,723.08	11.10
500,001 - 550,000	103	54,058,047.12	14.49
550,001 - 600,000	94	53,985,171.44	14.47
600,001 - 650,000	40	25,057,997.02	6.72
650,001 - 700,000	30	20,542,658.74	5.51
700,001 - 750,000	19	13,848,250.00	3.71
750,001 - 800,000	11	8,519,050.00	2.28
800,001 - 850,000	9	7,378,000.00	1.98
850,001 - 900,000	8	7,044,000.00	1.89
900,001 - 950,000	2	1,868,289.72	0.50
950,001 - 1,000,000	9	8,908,000.00	2.39
Total	757	373,131,173.41	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180	1	571,500.00	0.15
360	756	372,559,673.41	99.85
Total	757	373,131,173.41	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
180 - 180	1	571,500.00	0.15
355 - 356	3	2,293,250.00	0.61
357 - 358	10	5,143,188.97	1.38
359 - 360	743	365,123,234.44	97.85
Total	757	373,131,173.41	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Single Family	495	241,473,365.25	64.72
PUD	181	91,309,788.25	24.47
Two-Four Family	46	24,724,896.22	6.63
Condominium	35	15,623,123.69	4.19
Total	757	373,131,173.41	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Primary	738	364,753,673.41	97.75
Non-owner	14	6,277,000.00	1.68
Second Home	5	2,100,500.00	0.56
Total	757	373,131,173.41	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Purchase	509	255,771,009.06	68.55
Cash Out Refinance	189	87,132,384.17	23.35
Rate/Term Refinance	59	30,227,780.18	8.10
Total	757	373,131,173.41	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
31.88 - 35.00	2	925,000.00	0.25
40.01 - 45.00	1	575,000.00	0.15
50.01 - 55.00	5	2,992,000.00	0.80
55.01 - 60.00	12	6,884,902.35	1.85
60.01 - 65.00	11	7,905,523.38	2.12
65.01 - 70.00	33	20,392,727.16	5.47
70.01 - 75.00	54	31,939,900.00	8.56
75.01 - 80.00	423	214,199,091.50	57.41
80.01 - 85.00	58	24,218,073.08	6.49
85.01 - 90.00	99	39,665,046.72	10.63
90.01 - 95.00	59	23,433,909.22	6.28
Total	757	373,131,173.41	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Arizona	6	3,210,850.00	0.86
California	552	267,073,481.12	71.58
Colorado	15	8,145,600.00	2.18
Connecticut	4	2,026,400.00	0.54
Florida	21	11,393,995.75	3.05
Georgia	14	7,076,890.00	1.90
Illinois	9	4,667,000.00	1.25
Kansas	1	775,500.00	0.21
Kentucky	2	1,240,000.00	0.33
Louisiana	1	629,200.00	0.17
Maryland	15	6,445,793.47	1.73
Massachusetts	3	1,635,500.00	0.44
Michigan	7	3,387,330.18	0.91
Minnesota	1	399,500.00	0.11
Missouri	3	1,036,350.00	0.28
Nevada	3	1,475,750.00	0.40
New Jersey	7	3,227,400.00	0.86
New Mexico	1	600,000.00	0.16
New York	37	19,080,247.22	5.11
North Carolina	3	1,435,000.00	0.38
Ohio	2	1,379,900.00	0.37
Oregon	10	6,016,500.00	1.61
Pennsylvania	1	694,533.66	0.19
Rhode Island	1	750,000.00	0.20
Tennessee	3	1,520,583.59	0.41
Texas	20	10,305,168.42	2.76
Utah	3	1,285,000.00	0.34
Virginia	5	2,758,450.00	0.74
Washington	6	2,884,850.00	0.77
Wisconsin	1	574,400.00	0.15
Total	757	373,131,173.41	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Full Documentation	672	335,326,513.89	89.87
No Income Verification	43	19,460,451.44	5.22
Limited Income Verification	27	12,296,021.28	3.30
No Documentation	15	6,048,186.80	1.62
Total	757	373,131,173.41	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
542 - 550	6	2,132,800.00	0.57
551 - 575	38	14,163,450.00	3.80
576 - 600	20	8,088,002.08	2.17
601 - 625	67	31,428,653.64	8.42
626 - 650	155	71,455,467.97	19.15
651 - 675	141	71,623,107.92	19.20
676 - 700	112	58,741,070.00	15.74
701 - 725	97	51,996,593.08	13.94
726 - 750	65	36,152,448.91	9.69
751 - 775	42	21,216,659.81	5.69
776 - 799	14	6,132,920.00	1.64
Total	757	373,131,173.41	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	9	4,802,700.00	1.29
5.001 - 6.000	276	143,548,308.06	38.47
6.001 - 7.000	358	174,787,787.45	46.84
7.001 - 8.000	100	44,138,084.50	11.83
8.001 - 9.000	13	5,525,793.40	1.48
9.001 - 9.500	1	328,500.00	0.09
Total	757	373,131,173.41	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
2.875 - 3.000	4	2,602,750.00	0.73
3.001 - 4.000	323	173,576,675.29	48.87
4.001 - 5.000	247	117,304,685.77	33.03
5.001 - 6.000	134	55,594,460.21	15.65
6.001 - 6.875	16	6,067,500.00	1.71
Total	724	355,146,071.27	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
7.750 - 8.000	1	395,100.00	0.11
10.001 - 11.000	9	4,802,700.00	1.35
11.001 - 12.000	275	142,973,308.06	40.26
12.001 - 13.000	344	167,264,162.37	47.10
13.001 - 14.000	85	35,920,550.84	10.11
14.001 - 15.000	9	3,461,750.00	0.97
15.001 - 15.500	1	328,500.00	0.09
Total	724	355,146,071.27	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
4.625 - 5.000	9	4,802,700.00	1.35
5.001 - 6.000	275	142,973,308.06	40.26
6.001 - 7.000	345	167,659,262.37	47.21
7.001 - 8.000	85	35,920,550.84	10.11
8.001 - 9.000	9	3,461,750.00	0.97
9.001 - 9.500	1	328,500.00	0.09
Total	724	355,146,071.27	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
04/01/04	1	552,000.00	0.16
05/01/04	4	2,533,700.00	0.71
07/01/05	3	1,900,002.35	0.53
08/01/05	2	997,066.63	0.28
09/01/05	17	8,425,829.71	2.37
10/01/05	193	96,904,622.97	27.29
11/01/05	319	158,729,063.11	44.69
10/01/06	4	1,555,049.00	0.44
11/01/06	14	7,370,200.00	2.08
07/01/08	1	956,250.00	0.27
09/01/08	7	3,339,732.50	0.94
10/01/08	71	31,659,035.00	8.91
11/01/08	88	40,223,520.00	11.33
Total	724	355,146,071.27	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
1.000	5	3,085,700.00	0.87
3.000	719	352,060,371.27	99.13
Total	724	355,146,071.27	100.00

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
5YR IO 2/28 6 Mo LIBOR ARM	376	187,923,753.07	50.36
2/28 6 Mo LIBOR ARM	158	79,032,831.70	21.18
5YR IO 5/25 6 Mo LIBOR ARM	138	60,669,585.00	16.26
Fixed Rate	33	17,985,102.14	4.82
5/25 6 Mo LIBOR ARM	29	15,508,952.50	4.16
5YR IO 3/27 6 Mo LIBOR ARM	14	6,711,449.00	1.80
6 Mo LIBOR ARM	5	3,085,700.00	0.83
3/27 6 Mo LIBOR ARM	4	2,213,800.00	0.59
Total	757	373,131,173.41	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
0	88	45,954,275.60	12.32
12	62	32,149,256.07	8.62
24	406	202,550,200.59	54.28
36	200	92,093,441.15	24.68
48	1	384,000.00	0.10
Total	757	373,131,173.41	100.00

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
No Prepayment Penalty	88	45,954,275.60	12.32
Prepayment Penalty	669	327,176,897.81	87.68
Total	757	373,131,173.41	100.00

Dividend Program	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Non-Dividend Loans	756	372,781,173.41	99.91
Dividend Loans	1	350,000.00	0.09
Total	757	373,131,173.41	100.00

Simultaneous Second Lien	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
First Franklin has 2nd Lien	387	207,376,666.25	55.58
No First Franklin 2nd Lien	370	165,754,507.16	44.42
Total	757	373,131,173.41	100.00

Delinquency	Number of Mortgage Loans	Principal Balance Outstanding as of the Stat Calc Date	% of Aggregate Principal Balance Outstanding as of the Stat Calc Date
Current	742	365,668,549.94	98.00
30-59 Days Delinquent	15	7,462,623.47	2.00
Total	757	373,131,173.41	100.00